

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2022

Koy W. Diepholz
CEO/President, CFO/Treasurer
DYNARESOURCE INC
222 W Las Colinas Blvd, Suite 1910 North Tower
Irving, Texas 75039

> **Re: DYNARESOURCE INC**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 24, 2022**
> **File No. 000-30371**

Dear Mr. Diepholz:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　Office of Energy & Transportation